PORTAL TO DEFINE DRILL TARGETS AT ANCHORIS COPPER-GOLD PROJECT

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to announce that it has initiated a Phase II exploration program at the 100% controlled Anchoris copper-gold project. Anchoris is the most advanced property within the Company’s 700 square mile San Rafael land package located approximately 300 kilometers south of the city of Mendoza in Mendoza province, Argentina.  The project consists of a series of copper-gold porphyry zones along a northwest striking structural corridor over 15 kilometers long. This structural corridor lies within the much larger El Teniente Porphyry Trend which hosts the world class El Teniente Deposit 200 kilometers to the northwest.

The Phase II program consists of detailed geological mapping, rock chip sampling, and 20 line kilometers of geophysical Induced Polarization survey to better define the San Pedro, San Pedro Norte, La Julia and La Totora zones prior to drilling.  Additionally a 40 line kilometer geophysical Induced Polarization survey over the La Chilca-Buitres zone is designed to define a copper-gold porphyry drill target to the southeast of a large phyllic altered porphyry with quartz stockwork and low copper-gold values.

Following this definition work, a 3000-4000 meter drill program is anticipated to begin in the first quarter of 2006 to test all five of the known mineralized zones.

Previous exploration of porphyry zones:

The La Totora Porphyry Zone strikes northwesterly and has been defined by mapping and a geophysical survey along a strike length of 3,000 meters and a width of 200-400 meters. Previous drilling in the footwall area of the zone along a strike of 1,500 meters averages 0.30 % copper and 0.17 g/t gold including 16m of 0.47% copper & 0.5 g/t gold in drill hole AN06.  Previous exploration has defined high grade zones in outcrop 45m of 0.6% copper & 0.35 g/t gold and as well as in trenches across the zone with 37.7 meters grading 1.00% copper and 0.14 g/t gold.

San Pedro Copper - Gold Porphyry Target - Detailed geological mapping and twenty one rock chip samples averaging 0.558 % copper and 0.26 g/t gold over an area measuring 1,000 meters east-west by 600 meters north-south and open to the south and southwest.

La Julia Copper - Gold Porphyry Target - Detailed geological mapping and twenty three rock chip samples averaging 0.278 % copper and 0.03 g/t gold over an area measuring 800 meters east-west by 250-400 meters north-south.

San Pedro Norte Copper - Gold Porphyry Target - Detailed geological mapping and three rock chip samples averaging 0.702 % copper and 0.17g/t gold.

La Chilca-Buitres Zone - Copper-Gold Porphyry Target – Limited geological mapping and sampling

Alteration associated with the intrusive bodies is widespread with an outer carbonate zone in excess of 4 km in diameter. The project area is underlain by a sequence of Permo-Triassic volcanics and sediments, crosscut by a series of major northwest trending structures with associated mineralization. The older Permo-Triassic age rocks have been cut by a northwest trending structural corridor approximately 500 meters wide by over 10 kilometers long. Topography is moderate with elevations in the range of 2000 meters. With a predominantly dry climate and mild winters, exploration is possible throughout the year. The project area is highly prospective for the discovery of additional copper-gold porphyry systems.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President, CEO and Director

No securities regulatory authority or stock exchange has reviewed or accepts responsibility for the adequacy or accuracy of this release.

TSX Venture Symbol: PDO

For further information contact: Timea Carlsen

P.O. Box 48, Suite 750 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6